EXHIBIT I

SEASPAN CORPORATION

REPORT ON FORM 6-K FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

Unless we otherwise specify, when used in this report on Form 6-K, or this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries.

References to shipbuilders are as follows:

Shipbuilder	Reference
CSBC Corporation, Taiwan	CSBC
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu
HHIC-PHIL INC.	HHIC

References to customers are as follows:

Customer	Reference
CMA CGM S.A.	CMA CGA
China Shipping Container Lines (Asia) Co., Ltd.(1)(2)	CSCL Asia
COSCO Container Lines Co., Ltd.(2)(3)	COSCON
Hanjin Shipping Co., Ltd.	Hanjin
Hapag-Lloyd AG	Hapag-Lloyd
Hapag-Lloyd USA, LLC(4)	HL USA
Kawasaki Kisen Kaisha Ltd.	K-Line
Maersk Line A/S(5)	Maersk
MSC Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.	MOL
Yang Ming Marine Transport Corp.	Yang Ming Marine
ZIM Integrated Shipping Services Ltd.	ZIM

(1)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL.
(2)	While we continue to charter our vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping businesses in March 2016.
(3)	A subsidiary of China COSCO Holdings Company Limited.
(4)	A subsidiary of Hapag-Lloyd.
(5)	A subsidiary of A.P. Moeller Maersk A/S.

i

We use the term “twenty foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as “our vessels”. We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class. However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

The information and the unaudited consolidated financial statements in this Report should be read in conjunction with the consolidated financial statements and related notes and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission, or the SEC, on March 10, 2016, or our 2015 Annual Report. Unless otherwise indicated, all amounts in this Report are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP.

ii

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	June 30,	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$346,657	$215,520
Short-term investments	2,365	3,415
Accounts receivable (note 3)	35,138	24,065
Loans to affiliate (note 3)	74,063	219,649
Prepaid expenses	35,642	39,731
Gross investment in lease	27,227	37,783

	521,092	540,163
Vessels (note 4)	5,274,296	5,278,348
Deferred charges (note 5)	70,708	57,299
Goodwill	75,321	75,321
Other assets	120,581	89,056
Fair value of financial instruments (note 15)	18,096	33,632

	$6,080,094	$6,073,819

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$69,532	$76,386
Current portion of deferred revenue (note 6)	17,883	22,199
Current portion of long-term debt (note 7)	264,313	285,783
Current portion of other long-term liabilities (note 8)	42,623	38,173
Fair value of financial instruments (note 15)	8	1,260

	394,359	423,801
Deferred revenue (note 6)	2,275	2,730
Long-term debt (note 7)	3,026,489	3,072,058
Other long-term liabilities (note 8)	574,868	462,161
Fair value of financial instruments (note 15)	352,951	336,886
Shareholders’ equity:
Share capital (note 9):
Preferred shares; $0.01 par value; 150,000,000 shares authorized; 20,551,629 shares issued and outstanding (2015 – 23,673,403)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 105,353,923 shares issued and outstanding (2015 – 98,622,160)	1,259	1,223
Treasury shares	(367)	(356)
Additional paid in capital	2,278,476	2,266,661
Deficit	(521,404)	(460,425)
Accumulated other comprehensive loss	(28,812)	(30,920)

	1,729,152	1,776,183

	$6,080,094	$6,073,819

Commitments and contingencies (note 13)

Subsequent events (note 16)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Revenue	$224,314	$199,152	$439,837	$387,699
Operating expenses:
Ship operating	49,233	49,289	96,840	93,866
Cost of services, supervision fees	3,900	1,300	5,200	1,300
Depreciation and amortization	54,515	52,351	113,352	98,950
General and administrative	9,064	6,383	16,857	13,182
Operating leases (note 8)	20,662	8,582	35,513	14,734

	137,374	117,905	267,762	222,032

Operating earnings	86,940	81,247	172,075	165,667
Other expenses (income):
Interest expense and amortization of deferred financing fees	30,095	28,287	60,238	53,257
Interest income	(2,768)	(3,246)	(5,845)	(6,659)
Undrawn credit facility fees	741	850	1,153	1,707
Refinancing expenses	772	1,152	772	2,304
Change in fair value of financial instruments (note 15)	23,614	(19,480)	75,765	19,855
Equity income on investment	(2,168)	(1,085)	(3,968)	(1,334)
Other expense (income)	229	(6,587)	407	(6,152)

	50,515	(109)	128,522	62,978

Net earnings	$36,425	$81,356	$43,553	$102,689

Earnings per share (note 10):
Class A common share, basic and diluted	$0.23	$0.68	$0.17	$0.76

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Net earnings	$36,425	$81,356	$43,553	$102,689
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 15 (d))	1,047	1,185	2,108	2,275

Comprehensive income	$37,472	$82,541	$45,661	$104,964

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Six months ended June 30, 2016 and year ended December 31, 2015

	Number of common shares	Number of preferred shares					Common	Preferred	Treasury	Additional paid-in		Accumulated other comprehensive	Total shareholders’
	Class A	Series C	Series D	Series E	Series F	Series G	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2014	96,662,928	13,665,531	5,105,000	5,400,000	—	—	$967	$242	$(379)	$2,238,872	$(459,161)	$(35,317)	$1,745,224
Net earnings	—	—	—	—	—	—	—	—	—	—	199,391	—	199,391
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	4,397	4,397
Dividends on class A common shares	—	—	—	—	—	—	—	—	—	—	(144,553)	—	(144,553)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	—	(53,655)	—	(53,655)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	—	1,310	(1,310)	—	—
Shares issued through dividend reinvestment program	2,138,653	—	—	—	—	—	21	—	—	38,841	—	—	38,862
Share-based compensation expense (note 11): Restricted class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	229,254	—	—	—	—	—	2	—	—	3,926	—	—	3,928
Other share-based compensation	537,758	—	—	—	—	—	5	—	—	9,786	(1,037)	—	8,754
Common shares repurchased, including related expenses	(944,524)	—	—	—	—	—	(9)	—	—	(13,876)	—	—	(13,885)
Preferred shares repurchased, including related expenses	—	(343,757)	(123,971)	(29,400)	—	—	—	(5)	—	(12,198)	(100)	—	(12,303)
Treasury shares	(1,909)	—	—	—	—	—	—	—	23	—	—	—	23

Balance, December 31, 2015, carried forward	98,622,160	13,321,774	4,981,029	5,370,600	—	—	$986	$237	$(356)	$2,266,661	$(460,425)	$(30,920)	$1,776,183

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity (Continued)

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Six months ended June 30, 2016 and year ended December 31, 2015

	Number of common shares	Number of preferred shares					Common	Preferred	Treasury	Additional paid-in		Accumulated other comprehensive	Total shareholders’
	Class A	Series C	Series D	Series E	Series F	Series G	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2015, carried forward	98,622,160	13,321,774	4,981,029	5,370,600	—	—	$986	$237	$(356)	$2,266,661	$(460,425)	$(30,920)	$1,776,183
Net earnings	—	—	—	—	—	—	—	—	—	—	43,553	—	43,553
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	2,108	2,108
Series F preferred shares issued	—	—	—	—	5,600,000	—	—	56	—	139,944	—	—	140,000
Series G preferred shares issued	—	—	—	—	—	4,600,000	—	46	—	114,954	—	—	115,000
Class A common shares issued	6,770,408	—	—	—	—	—	68	—	—	99,457	—	—	99,525
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	—	—	(10,828)	—	—	(10,828)
Dividends on class A common shares	—	—	—	—	—	—	—	—	—	—	(73,755)	—	(73,755)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	—	(30,153)	—	(30,153)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	—	116	(116)	—	—
Shares issued through dividend reinvestment program	166,189	—	—	—	—	—	2	—	—	2,690	—	—	2,692
Share-based compensation expense (note 11): Restricted class A common shares, phantom share units, stock appreciation rights, restricted stock units and performance stock units	93,650	—	—	—	—	—	1	—	—	2,267	—	—	2,268
Other share-based compensation	266,903	—	—	—	—	—	2	—	—	4,406	(508)	—	3,900
Common shares repurchased, including related expenses	(564,270)	—	—	—	—	—	(6)	—	—	(8,263)	—	—	(8,269)
Preferred shares redeemed, including related expenses	—	(13,321,774)	—	—	—	—	—	(133)	—	(332,928)	—	—	(333,061)
Treasury shares	(1,117)	—	—	—	—	—	—	—	(11)	—	—	—	(11)

Balance, June 30, 2016	105,353,923	—	4,981,029	5,370,600	5,600,000	4,600,000	$1,053	$206	$(367)	$2,278,476	$(521,404)	$(28,812)	$1,729,152

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Cash from (used in):
Operating activities:
Net earnings	$36,425	$81,356	$43,553	$102,689
Items not involving cash:
Depreciation and amortization	54,515	52,351	113,352	98,950
Share-based compensation (note 11)	1,472	1,102	2,418	2,014
Amortization of deferred financing fees	3,055	3,490	6,366	6,591
Amounts reclassified from other comprehensive loss to interest expense	784	845	1,595	1,717
Unrealized change in fair value of financial instruments	1,491	(47,143)	30,350	(35,407)
Refinancing expenses	772	1,152	772	2,304
Equity income on investment	(2,168)	(1,085)	(3,968)	(1,334)
Amortization of deferred gain	(4,450)	(1,967)	(8,316)	(3,353)
Other income	—	(6,600)	—	(6,600)
Other	20	1,813	44	4,374
Changes in assets and liabilities:
Accounts receivable	(1,807)	2,634	(7,173)	(4,665)
Lease receivable	5,278	5,278	10,556	10,498
Prepaid expenses	4,561	(3,350)	4,083	(12,822)
Other assets and deferred charges	(3,288)	(8,671)	(15,365)	(12,513)
Accounts payable and accrued liabilities	(7,574)	11,439	(8,296)	14,779
Deferred revenue	(1,823)	(642)	(4,771)	(10,803)
Other long-term liabilities	421	(8)	386	(56)

Cash from operating activities	87,684	91,994	165,586	156,363

Financing activities:
Common shares issued, net of issuance costs	96,034	—	96,034	—
Preferred shares issued, net of issuance costs	247,663	—	247,663	—
Draws on credit facilities	80,485	158,000	220,485	195,575
Repayment of credit facilities	(200,596)	(199,989)	(291,116)	(304,853)
Draws on other long-term liabilities	81,150	—	81,150	150,000
Repayment of other long-term liabilities	(6,142)	(5,809)	(12,183)	(9,854)
Common shares repurchased, including related expenses	—	—	(8,269)	—
Preferred shares redeemed, including related expenses	(333,061)	—	(333,061)	—
Financing fees	(9,408)	(9,128)	(11,018)	(12,418)
Dividends on common shares	(35,493)	(17,117)	(71,063)	(33,428)
Dividends on preferred shares	(16,999)	(13,435)	(30,153)	(26,870)
Proceeds from sale-leaseback of vessels (note 8)	144,000	144,000	254,000	254,000

Cash from financing activities	47,633	56,522	142,469	212,152

Investing activities:
Expenditures for vessels	(98,112)	(322,198)	(215,536)	(392,329)
Short-term investments	(4)	(10,047)	1,050	(11,823)
Loans to affiliate (note 3)	(2,670)	(61,560)	(16,220)	(85,461)
Repayments of loans to affiliate (note 3)	54,306	165,614	54,306	183,447
Other assets	(230)	511	(317)	93
Restricted cash	(201)	—	(201)	—

Cash used in investing activities	(46,911)	(227,680)	(176,918)	(306,073)

Increase (decrease) in cash and cash equivalents	88,406	(79,164)	131,137	62,442
Cash and cash equivalents, beginning of period	258,251	343,361	215,520	201,755

Cash and cash equivalents, end of period	$346,657	$264,197	$346,657	$264,197

Supplemental cash flow information (note 12)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.	Significant accounting policies:

(a)	Basis of presentation:

The accompanying interim financial information of Seaspan Corporation (“the Company”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2015 audited annual consolidated financial statements except as indicated below. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. These unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2015 annual consolidated financial statements filed with the Securities and Exchange Commission in the Company’s 2015 Annual Report on Form 20-F.

Certain prior periods’ information has been reclassified to conform with current financial statement presentation.

(b)	Recently adopted accounting pronouncements:

Effective January 1, 2016, the Company retrospectively adopted, as required, Accounting Standards Update, or ASU, 2015-03, “Simplifying the Presentation of Debt Issuance Costs”. ASU 2015-03 requires that debt issuance costs be presented as a direct deduction from the related debt liability rather than as a deferred asset. Amortization of the costs is reported as interest expense.

The impact on the interim consolidated statement of operations for the three and six months ended June 30, 2015 was a reclassification of $3,490,000 and $6,591,000, respectively, from amortization of deferred charges to interest expense. There was no impact on net earnings.

The impact on the consolidated balance sheet at December 31, 2015 was a reduction of deferred financing fees of $35,341,000 which was reclassified to reduce the current and long-term portions of long term debt by $1,563,000 and $27,791,000, respectively, and to reduce the current and long-term portions of other long-term liabilities by $125,000 and $5,862,000, respectively.

(c)	Recent accounting developments:

In March 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”. ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.	Significant accounting policies (continued):

(c)	Recent accounting developments (continued):

In March 2016, the FASB issued ASU 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” which clarifies the implementation guidance related to the new revenue standard. An entity should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer and must focus on whether the entity has control of the goods or services before they are transferred to the customer. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. The accounting for lessors will remain largely unchanged from the existing accounting standards. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”. ASU 2016-01 changes the income statement impact of equity investments held by an entity, and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The standard does not apply to equity method investments or investments in consolidated subsidiaries. For entities that elect the fair value option for financial liabilities, the change in fair value that is attributable to instrument-specific credit risk must be recognized in other comprehensive income instead of net income. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

2.	Acquisition of Two Greater China Intermodal Investments LLC Subsidiaries:

On June 29, 2016, the Company acquired 100 percent of each of two Greater China Intermodal Investments LLC subsidiaries (“the GCI Subsidiaries”). Through the acquisition of the GCI Subsidiaries, the Company acquired two newbuilding 11000 TEU vessels scheduled for delivery in 2017 and their associated 17-year bareboat charters with MSC Mediterranean Shipping Company S.A. (“MSC”) that will commence upon the delivery of the respective vessel. The Company will assume a total of approximately $88,100,000 in remaining instalments under the shipbuilding contracts for these vessels.

The aggregate purchase price was $107,500,000, which was settled by a reduction of the Company’s demand loan with Greater China Intermodal Investments LLC (“GCI”), its equity investee, and was allocated to the assets acquired as follows:

Vessels under construction	$90,802
Other assets (bareboat charters)	12,798
Accounts receivable	3,900

Assets acquired	$107,500

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.	Related party transactions:

(a)	At June 30, 2016, the Company had $74,063,000 (December 31, 2015 – $219,649,000) due from GCI recorded as loans to affiliate. This amount includes the following:

•	The Company had $68,188,000 (December 31, 2015 – $209,982,000) due from GCI for payments made in connection with vessels under construction that GCI will acquire pursuant to a right of first refusal. These loans bear interest at rates ranging from 5% to 6% per annum. The Company may request repayment of these loans with 45 days notice. In June 2016, $107,500,000 was repaid in connection with the purchase of the GCI Subsidiaries (note 2).

•	The interest receivable on these amounts of $5,875,000 (December 31, 2015 – $9,667,000).

The Company also had $3,457,000 (December 31, 2015 – $4,530,000) due from GCI included in accounts receivable and $1,949,000 (December 31, 2015 – $1,500,000) due to GCI included in accounts payable and accrued liabilities.

The Company also had $910,000 (December 31, 2015 – $588,000) due from other related parties included in accounts receivable and $2,559,000 (December 31, 2015—$265,000) due to other related parties included in accounts payable and accrued liabilities.

(b)	The Company incurred the following income or expenses with related parties:

	Three months ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Fees incurred:
Arrangement fees	$5,118	$3,642	$5,998	$5,303
Transaction fees	2,334	4,901	3,612	5,704
Income earned:
Interest income	2,669	3,174	5,636	6,534
Management fees	1,074	667	2,148	1,117
Supervision fees	3,900	1,300	5,200	1,300

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.

Arrangement fees are paid to a company controlled by one of our directors in connection with services associated with debt or lease financings and are generally recorded as deferred financing fees and amortized over the term of the related debt or lease.

Transaction fees are paid to the Company’s chief executive officer in connection with services he provided related to newbuild contracts and purchase or sale contracts, and these fees are capitalized to vessels.

Arrangement fees and transaction fees are paid either in cash or, at the Company’s discretion, a combination of cash and up to 50% in the Company’s common shares (note 11(d)).

Interest income is earned on loans to affiliate.

Management fees are earned from GCI for the management of GCI’s vessels and are included in revenue.

Supervision fees are earned from GCI for the management of GCI’s newbuild vessels and are included in revenue.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.	Related party transactions (continued):

(c)	The Company entered into leases with third parties for two vessels, the MOL Beyond, a 10000 TEU vessel, and the YM Window, a 14000 TEU vessel. The vessels are being leased from the third parties over a term of 11 or 12 years, with an option to purchase the vessels at either the nine or 9.5 year anniversary of the lease. The eight-year time charter contract with MOL for the MOL Beyond and the ten-year time charter contract with Yang Ming for the YM Window were novated to the Company from GCI for no consideration.

The Company recorded the fair value of the time charter contracts as an intangible asset of $16,200,000 and the fair value of the bareboat charter contracts as other long-term liabilities of $16,200,000. The intangible asset and the other long-term liabilities are being amortized over the term of the related time charters and bareboat charters as a reduction of revenue and operating lease expense, respectively.

4.	Vessels:

		Accumulated	Net book
June 30, 2016	Cost	depreciation	value
Vessels	$6,160,902	$1,176,404	$4,984,498
Vessels under construction	289,798	—	289,798

Vessels	$6,450,700	$1,176,404	$5,274,296

		Accumulated	Net book
December 31, 2015	Cost	depreciation	value
Vessels	$6,149,625	$1,080,396	$5,069,229
Vessels under construction	209,119	—	209,119

Vessels	$6,358,744	$1,080,396	$5,278,348

During the three and six months ended June 30, 2016, the Company capitalized interest costs of $1,598,000 and $3,049,000, respectively, (June 30, 2015 - $1,409,000 and $3,105,000) to vessels under construction.

5.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2015	$42,774	$14,525	$57,299
Cost incurred	16,591	4,234	20,825
Amortization expensed	(6,637)	(779)	(7,416)

June 30, 2016	$52,728	$17,980	$70,708

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

6.	Deferred revenue:

	June 30,	December 31,
	2016	2015
Deferred revenue on time charters	$14,803	$14,271
Deferred interest on lease receivable	480	1,428
Other deferred revenue	4,875	9,230

Deferred revenue	20,158	24,929
Current portion	(17,883)	(22,199)

Deferred revenue	$2,275	$2,730

7.	Long-term debt:

	June 30,	December 31,
	2016	2015
Long-term debt:
Revolving credit facilities	$990,502	$1,057,093
Term loan credit facilities	1,981,062	1,985,102
Senior unsecured notes	345,000	345,000
Deferred financing fees	(25,762)	(29,354)

Long-term debt	3,290,802	3,357,841
Current portion	(264,313)	(285,783)

Long-term debt	$3,026,489	$3,072,058

On April 29, 2016, the Company entered into a 364-day unsecured, revolving loan facility with various banks for up to $150,000,000 to be used to fund vessels under construction and for general corporate purposes. The facility bears interest at LIBOR plus a margin.

On May 26, 2016, the Company refinanced one of its term loan facilities. As a result, the Company incurred refinancing expenses of approximately $772,000.

At June 30, 2016, the one month LIBOR was 0.5% (December 31, 2015 – 0.3%) and the margins ranged between 0.5% and 1.3% (December 31, 2015 – 0.5% and 1.3%) for revolving credit facilities. The weighted average rate of interest, including the margin, was 1.1% at June 30, 2016 (December 31, 2015 – 0.9%). Interest payments are made monthly.

At June 30, 2016, the one month, three month and six month LIBOR was 0.5%, 0.6% and 0.9%, respectively (December 31, 2015 – 0.3%, 0.5% and 0.5%, respectively) and the margins ranged between 0.4% and 4.8% (December 31, 2015 – 0.4% and 4.8%) for term loan credit facilities.

For certain term loans with a total principal outstanding of $97,446,000, interest is calculated based on the Export-Import Bank of Korea (KEXIM) rate plus 0.7% per annum.

The weighted average rate of interest, including the margin, was 3.0% at June 30, 2016 (December 31, 2015 – 3.0%) for term loan facilities. Interest payments are made in monthly, quarterly or semi-annual payments.

The security for each of these credit facilities, except for unsecured loans, are consistent with those described in note 8(d) of the Company’s December 31, 2015 annual consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

8.	Other long-term liabilities:

	June 30,	December 31,
	2016	2015
Long term obligations under capital lease	$411,734	$342,767
Deferred gain on sale-leasebacks	202,287	163,554
Other	16,200	—
Deferred financing fees	(12,730)	(5,987)

Other long-term liabilities	617,491	500,334
Current portion	(42,623)	(38,173)

Other long-term liabilities	$574,868	$462,161

(a)	During the quarter ended June 30, 2016, the Company entered into financing arrangements with an Asian-based leasing company to finance five 11000 TEU newbuilding vessels for $420,750,000. Under the arrangement, the Company will receive pre-delivery financing and at delivery will sell and lease the vessels back over a 17 year term. At the end of the lease term, the Company is obligated to purchase the vessels at a pre-determined purchase price. The vessels are recorded as assets and the lease obligations are recorded as other long-term liabilities. The lease financing bears interest at LIBOR plus a margin.

(b)	On March 11, 2016 and May 25, 2016, the Company entered into sale-leaseback transactions with Asian special purpose companies, or SPCs, for one 10000 TEU vessel, the MOL Benefactor, and one 14000 TEU vessel, the YM Width, which delivered on March 24, 2016 and May 27, 2016, respectively. The sale-leaseback transactions provided total gross proceeds of $254,000,000 upon delivery of the vessels. Under the transactions, the Company sold the vessels to the SPCs and leased the vessels back from the SPCs over a term of 11 or 12 years, with an option to purchase the vessel at the nine year or nine year and six month anniversary of the lease for a pre-determined fair value purchase price.

The sale of these two vessels resulted in a deferred gain totaling approximately $48,130,000 which has been recorded as a reduction of the related operating lease expense over the 11 or 12 year lease term.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.	Share capital:

(a)	Common shares:

On April 1, 2015, the Company renewed the Rule 10b5-1 repurchase plan for up to $50,000,000 of its Class A common shares. During the three and six months ended June 30, 2016, the Company repurchased nil and 564,270 Class A common shares, respectively, for approximately nil and $8,269,000, respectively. This plan was cancelled in May 2016.

On May 27, 2016, the Company issued 6,770,408 Class A common shares at a price of $14.70 per share for gross proceeds of $99,525,000.

(b)	Preferred shares:

At June 30, 2016, the Company had the following preferred shares outstanding:

			Liquidation preference
	Shares		June 30,	December 31,
Series	Authorized	Issued	2016	2015
A	315,000	—	$—	$—
B	260,000	—	—	—
C	40,000,000	—	—	333,044
D	20,000,000	4,981,029	124,526	124,526
E	15,000,000	5,370,600	134,265	134,265
F	20,000,000	5,600,000	140,000	—
G	15,000,000	4,600,000	115,000	—
R	1,000,000	—	—	—

(i)	In June 2016, the Company redeemed 13,321,774 of its Series C preferred shares, representing all of the issued and outstanding Series C preferred shares, at $25.00 per share for a total of approximately $333,061,000 including related expenses.

(ii)	On May 17, 2016, the Company issued 5,600,000 Series F preferred shares for gross proceeds of $140,000,000. The Series F preferred shares can be converted to Class A common shares at a conversion price of $18.00 per share. The dividend rate is initially set at 6.95%, but will increase by 1% annually after the fifth anniversary date to a maximum of 10.5% by the ninth anniversary date, or in certain circumstances to 10.5% on January 1, 2018. The Company has the right to call the Series F preferred shares at par plus any accumulated and unpaid dividends any time after the dividend increases above 6.95%.

(iii)	On June 16, 2016, the Company issued 4,600,000 Series G preferred shares for gross proceeds of $115,000,000. The Series G preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8.20% per annum from their date of issuance. At any time on or after June 16, 2021, the Series G preferred shares may be redeemed by the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. The Series G preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.	Earnings per share (“EPS”):

The Company applies the if-converted method to determine the earnings per share impact for the convertible Series F preferred shares.

	Three months ended June 30, 2016			Three months ended June 30, 2015
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$36,425			$81,356
Less preferred share dividends:
Series C	(6,394)			(8,435)
Series D	(2,475)			(2,537)
Series E	(2,769)			(2,784)
Series F	(1,189)			—
Series G	(393)			—

Basic EPS:
Earnings attributable to common shareholders	$23,205	101,480,000	$0.23	$67,600	99,237,000	$0.68
Effect of dilutive securities:
Share-based compensation	—	136,000		—	64,000

Diluted EPS(1):
Earnings attributable to common shareholders	$23,205	101,616,000	$0.23	$67,600	99,301,000	$0.68

	Six Months Ended June 30, 2016			Six Months Ended June 30, 2015
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$43,553			$102,689
Less preferred share dividends:
Series C	(14,420)			(16,863)
Series D	(4,950)			(5,074)
Series E	(5,538)			(5,568)
Series F	(1,189)			—
Series G	(393)			—

Basic EPS:
Earnings attributable to common shareholders	$17,063	99,616,000	$0.17	$75,184	98,606,000	$0.76
Effect of dilutive securities:
Share-based compensation	—	87,000		—	56,000

Diluted EPS(1):
Earnings attributable to common shareholders	$17,063	99,703,000	$0.17	$75,184	98,662,000	$0.76

(1)	The convertible Series F preferred shares are not included in the computation of diluted EPS because its effect is anti-dilutive for the period.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

11.	Share-based compensation:

A summary of the Company’s outstanding restricted shares, phantom share units, stock appreciation rights (“SARs”) and restricted stock units as of and for the six months ended June 30, 2016 is presented below:

	Restricted shares		Phantom share units		Stock appreciation rights		Restricted stock units
	Number of shares	W.A. grant date FV	Number of units	W.A. grant date FV	Number of SARs	W.A. grant date FV	Number of units	W.A. grant date FV
December 31, 2015	44,947	$18.39	647,001	$14.73	5,876,811	$2.30	32,828	$21.03
Granted	56,861	15.48	60,000	18.84	—	—	528,232	16.57
Vested	(44,947)	18.39	—	—	—	—	(36,789)	18.51
Exchanged	—	—	—	—	—	—	—	—
Expired	—	—	—	—	(1,047,460)	2.09	—	—
Cancelled	—	—	—	—	—	—	(884)	21.12

June 30, 2016	56,861	$15.48	707,001	$15.08	4,829,351	$2.31	523,387	$16.71

At June 30, 2016, there was $18,474,000 (December 31, 2015 – $1,956,000) of total unrecognized compensation costs relating to unvested share-based compensation awards which are expected to be recognized over a weighted average period of 27 months.

At June 30, 2016, there are 1,254,220 (December 31, 2015 – 1,418,715) shares remaining for issuance under the Company’s Stock Incentive Plan.

(a)	Restricted shares and phantom share units:

Class A common shares are issued on a one for one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years. During the three and six months ended June 30, 2016, the fair value of restricted shares vested was nil and $827,000, respectively, (June 30, 2015 – $37,000 and $1,028,000).

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At June 30, 2016, 607,001 (December 31, 2015 – 547,001) of the outstanding phantom share units were vested and available for exchange by the holder.

(b)	Restricted stock units:

Under the Company’s Cash and Share Bonus Plan, the Company grants restricted stock units to eligible participants. The restricted stock units generally vest over three years, in equal one-third amounts on each anniversary date of the date of the grant. The restricted stock units are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized over the three-year vesting period. Upon vesting of the restricted stock units, the participant will receive Class A common shares.

On May 20, 2016, 479,714 restricted stock units were granted to the Company’s chief executive officer. Each equal tranche will vest if the executive is employed with the Company on May 31 of each year over the next five years, commencing on May 31, 2017.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

11.	Share-based compensation (continued):

(c)	Performance stock units:

On May 20, 2016, 786,147 performance stock units were granted to the Company’s chief executive officer. The weighted average grant date fair value was $10.23 per unit. Each tranche will vest when both its time and performance vesting hurdles are met. Time vesting will occur for a given tranche of performance stock units if the executive is employed with the Company on May 31 of each year over the next five years, commencing on May 31, 2017. Performance vesting will occur for a given tranche of performance stock units if the stock price of a Class A common share equals or exceeds the target performance vesting share price for such tranche for any 20 consecutive trading days on or before May 31, 2021. Upon vesting of the performance stock units, the executive will receive Class A common shares.

The assumptions used in the Monte Carlo model to calculate the grant date fair value of the performance stock units were as follows:

Average expected term	3.03 years
Expected volatility	32.25%
Dividend yield	8.95%
Average risk free rate	1.38%

The following table provides information about the performance stock units granted:

		Performance Vesting Price	Time Vesting
Tranche	Number of PSUs	per Share	(continued employment)
1	127,316	$17.60	May 31, 2017
2	140,806	$18.48	May 31, 2018
3	155,212	$19.40	May 31, 2019
4	171,612	$20.37	May 31, 2020
5	191,201	$21.39	May 31, 2021

	786,147

During the three and six months ended June 30, 2016, the Company recognized $1,472,000 and $2,268,000, respectively, (June 30, 2015—$952,000 and $1,714,000) in compensation cost related to the above share-based compensation awards.

(d)	Other share-based awards:

During the three and six months ended June 30, 2016, the Company incurred $5,118,000 and $5,998,000, respectively, (June 30, 2015 – $3,642,000 and $5,303,000) in arrangement fees that were primarily capitalized to deferred financing fees of which $2,559,000 and $2,999,000, respectively, (June 30, 2015 – $1,821,000 and $2,652,000) are settled in Class A common shares.

During the three and six months ended June 30, 2016, the Company incurred $2,334,000 and $3,612,000, respectively, (June 30, 2015 – $4,901,000 and $5,704,000) in transaction fees that were capitalized to vessels of which $1,167,000 and $1,806,000, respectively, (June 30, 2015 – $2,450,000 and $2,852,000) are settled in Class A common shares.

During the three and six months ended June 30, 2016, the Company also recognized $150,000 and $300,000, respectively, (June 30, 2015 – $150,000 and $300,000) in share-based compensation expenses related to the accrued portion of a performance based bonus that may be settled in stock-based awards in future periods. The number of shares issued under each of these arrangements is based on volume weighted average share prices as defined in the underlying agreements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

12.	Supplemental cash flow information:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Interest paid	$27,150	$24,821	$55,080	$48,257
Interest received	4,607	2,219	4,715	2,528
Undrawn credit facility fee paid	406	546	1,066	1,493
Non-cash transactions:
Long-term debt for vessels under construction	—	—	—	77,625
Dividend reinvestment	1,382	19,607	2,692	36,673
Arrangement and transaction fees settled in shares	2,447	4,836	3,658	5,761
Capital contribution through settlement of loans to affiliate	—	16,111	—	19,444
Acquisition of time charter contracts through novation from GCI (note 3(c))	16,200	—	16,200	—
Recognition of fair value of bareboat charters (note 3(c))	16,200	—	16,200	—
Acquisition of GCI Subsidiaries through settlement of loans to affiliate	107,500	—	107,500	—

13.	Commitments and contingencies:

(a)	At June 30, 2016, the minimum future revenues to be received on committed time charter party agreements and interest income from sales-type capital leases and direct financing leases are approximately:

Remainder of 2016	$451,374
2017	839,177
2018	838,784
2019	809,569
2020	768,714
Thereafter	2,267,924

$5,975,542

The minimum future revenues are based on 100% utilization, relate to committed time charter party agreements currently in effect and assume no renewals or extensions.

(b)	At June 30, 2016, based on the contractual delivery dates, the Company has outstanding commitments for installment payments for vessels under construction as follows:

Remainder of 2016	$102,250
2017	468,982

$571,232

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

13.	Commitments and contingencies (continued):

(c)	At June 30, 2016, the commitment under operating leases for vessels is $1,284,438,000 for 2016 to 2028 and office space is $11,051,000 for 2016 to 2024. Total commitments under these leases are as follows:

Remainder of 2016	$58,745
2017	118,695
2018	119,896
2019	121,268
2020	122,614
Thereafter	754,271

$1,295,489

14.	Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
COSCON(1)	$74,365	$73,624	$146,983	$148,216
CSCL Asia(1)	31,827	31,209	63,559	61,979
MOL	29,752	27,378	55,842	51,463
Yang Ming	29,106	8,237	54,330	8,237
Hapag Lloyd	18,262	24,617	40,029	51,504
Other	41,002	34,087	79,094	66,300

	$224,314	$199,152	$439,837	$387,699

(1)	While the Company continues to charter the vessels to CSCL Asia and COSCON, CSCL Asia and COSCON merged their container shipping business on March 1, 2016.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

15.	Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, loans to affiliate and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. As of June 30, 2016, the fair value of the Company’s revolving and term loan credit facilities, excluding deferred financing fees is $2,815,613,000 (December 31, 2015—$2,999,746,000) and the carrying value is $2,971,563,000 (December 31, 2015—$3,042,195,000). As of June 30, 2016, the fair value of the Company’s other long-term liabilities, excluding deferred gains, deferred financing fees and Other is $408,569,000 (December 31, 2015—$346,138,000) and the carrying value is $411,734,000 (December 31, 2015—$342,767,000). The fair value of the revolving and term loan credit facilities and other long-term liabilities, excluding deferred gains and deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 3 in the fair value hierarchy.

As of June 30, 2016, the fair value of the Company’s senior unsecured notes is $345,138,000 (December 31, 2015 – $335,340,000) and the carrying value is $345,000,000 (December 31, 2015 – $345,000,000). The fair value of senior unsecured notes is calculated based on a quoted price that is readily and regularly available in an active market. Therefore, the Company has categorized the fair value of these financial instruments as Level 1 in the fair value hierarchy.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

15.	Financial instruments (continued):

(b)	Interest rate derivative financial instruments:

As of June 30, 2016, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of June 30, 2016	Maximum notional amount(1)	Effective date	Ending date
5.6400%	$670,829	$670,829	August 31, 2007	August 31, 2017	(2)
5.4200%	428,525	428,525	September 6, 2007	May 31, 2024
5.9450%	230,074	230,074	January 30, 2014	May 31, 2019
5.6000%	155,600	155,600	June 23, 2010	December 23, 2021	(2)
5.5950%	91,500	91,500	August 28, 2009	August 28, 2020	(3)
5.2600%	91,500	91,500	July 3, 2006	February 26, 2021	(2)
5.4975%	44,400	44,400	July 31, 2012	July 31, 2019	(3)
5.1700%	24,000	24,000	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.
(3)	Swap counterparty has an early termination right in 2016 which may require the Company to settle the swap at the early termination date. The fair value liability as of June 30, 2016 for these swaps is $17,912,000.

In addition, the Company has entered into two swaption agreements (Swaption A and Swaption B) with a bank. Under Swaption A, the Company has the option of entering into an interest rate swap on March 2, 2017 under which the Company would pay the bank a fixed rate of 0.50%, and receive a floating rate of 3-month LIBOR from the bank. Under Swaption B, the bank has the option of entering into an interest rate swap on March 2, 2017 under which the bank would pay the Company a fixed rate of 1.183%, and receive a floating rate of 3-month LIBOR from the Company. The interest rate swaps underlying both swaptions have notional amounts of $200,000,000 and the same expiration dates.

(c)	Foreign exchange derivative instruments:

The Company is exposed to market risk from foreign currency fluctuations. The Company has entered into foreign currency forward contracts to manage Canadian dollar currency fluctuations. At June 30, 2016, the notional amount of the foreign exchange forward contracts is $11,200,000 (December 31, 2015—$15,200,000) and the fair value asset is $363,000 (December 31, 2015 – nil) and fair value liability is $8,000 (December 31, 2015 – $1,260,000).

Included in short-term investments is $2,263,000 (December 31, 2015—$2,095,000) of restricted cash held as collateral for these foreign currency forward contracts.

(d)	Fair value of asset and liability derivatives:

The following provides information about the Company’s derivatives:

	June 30,	December 31,
	2016	2015
Fair value of financial instruments asset	$18,096	$33,632
Fair value of financial instruments liability	352,959	338,146

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2016 and 2015

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

15.	Financial instruments (continued):

(d)	Fair value of asset and liability derivatives (continued):

The following provides information about the effect of the master netting agreement:

June 30, 2016	Gross amounts of recognized assets and liabilities	Amounts subject to master netting agreement	Net amount
Derivative assets	$18,096	$7,322	$10,774
Derivative liabilities	352,959	7,322	345,637

Net liability	$(334,863)	$—	$(334,863)

December 31, 2015	Gross amounts of recognized assets and liabilities	Amounts subject to master netting agreement	Net amount
Derivative assets	$33,632	$21,964	$11,668
Derivative liabilities	338,146	21,964	316,182

Net liability	$(304,514)	$—	$(304,514)

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Gain (Loss) on derivatives recognized in net earnings:
Change in fair value of financial instruments	$(23,614)	$19,480	$(75,765)	$(19,855)
Loss reclassified from AOCL to net earnings(1)
Interest expense	(784)	(845)	(1,595)	(1,717)
Depreciation and amortization	(263)	(340)	(513)	(558)

(1)	The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next twelve months is approximately $3,287,000.

16.	Subsequent events:

(a)	On July 12, 2016, the Company declared quarterly dividends of $0.496875, $0.515625, $0.352326 and $0.250556 per Series D, Series E, Series F and Series G preferred shares, respectively, representing a total distribution of $8,370,000. The dividends will be paid on August 1, 2016 to all shareholders of record on July 29, 2016.

(b)	On July 12, 2016, the Company declared a quarterly dividend of $0.375 per common share. The dividend will be paid on August 1, 2016 to all shareholders of record as of July 20, 2016.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of June 30, 2016, we operated a fleet of 89 containerships and have entered into contracts for the purchase of an additional nine newbuilding containerships which have scheduled delivery dates through October 2017. Seven of these newbuilding containerships will commence operation under long-term, fixed-rate charters upon delivery. We expect to enter into long-term time charter contracts for the remaining newbuilding containerships in the future. As of June 30, 2016, the average age of the 89 vessels in our operating fleet was approximately six years, on a TEU weighted basis.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of June 30, 2016, the charters on the 89 vessels in our operating fleet had an average remaining term of approximately five years, on a TEU weighted basis, excluding the effect of charterers’ options to extend certain time charters.

Customers for our operating fleet as at June 30, 2016 were as follows:

Customers for Current Fleet
CMA CGM
COSCON
CSCL Asia
Hanjin
Hapag-Lloyd
HL USA
K-Line
Maersk
MOL
MSC
Yang Ming Marine
ZIM
Customers for Additional Seven Vessel Deliveries Subject to Charter Contracts
Maersk
MSC
Yang Ming Marine

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Our Fleet” for more information about our vessels and time charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Significant Developments

Vessel Deliveries

During the six months ended June 30, 2016, we accepted delivery of one 10000 TEU vessel, the MOL Benefactor, and one 14000 TEU vessel, the YM Width. The MOL Benefactor was constructed at Jiangsu Xinfu and the YM Width was constructed at CSBC, in each case using our fuel efficient SAVER design.

On April 28, 2016, we entered into a lease financing arrangement with third parties for one 10000 TEU newbuilding vessel, the MOL Beyond. The vessel is being leased from the third parties over a term of 11 years, with an option to purchase the vessel at the nine-year anniversary of the lease for a pre-determined fair value purchase price. We received the eight-year time charter contract with MOL for the MOL Beyond from GCI for no consideration.

On May 6, 2016, we entered into a lease financing arrangement with third parties for one 14000 TEU newbuilding vessel, the YM Window. The vessel is being leased from the third parties over a term of 12 years, with an option to purchase the vessel at the 9.5-year anniversary of the lease for a pre-determined fair value purchase price. We received the 10-year time charter contract with Yang Ming for the YM Window from GCI for no consideration.

The additions to our operating fleet for the six months ended June 30, 2016 are summarized below:

Vessel	Vessel Class (TEU)	Length of Time Charter	Charterer	Delivery Date
MOL Benefactor	10000	8 years + one 2-year option	MOL	March 2016
MOL Beyond	10000	8 years + one 2-year option	MOL	April 2016
YM Window	14000	10 years + one 2-year option	Yang Ming Marine	May 2016
YM Width	14000	10 years + one 2-year option	Yang Ming Marine	May 2016

Vessel Acquisitions

On June 29, 2016, we acquired two 11000 TEU newbuilding vessels from GCI for a total purchase price of $195.6 million. These vessels will commence 17-year bareboat charters with MSC upon their deliveries scheduled in 2017. MSC is obligated to purchase the vessels for a pre-determined amount at the end of their respective charters. These two vessels are sister ships to our three 11000 TEU vessels also scheduled for delivery in 2017 and chartered to MSC.

Equity Financings

On May 17, 2016, we issued to a third-party Asian investor 5,600,000 Series F preferred shares at a price of $25.00 per share, for an aggregate purchase price of $140.0 million. The holder of the Series F preferred shares has the right to convert these shares into common shares at a conversion price of $18.00 per share. The dividend rate is initially set at 6.95%, but will increase by 1% annually after the fifth anniversary date up to a maximum of 10.5% by the ninth anniversary date, or in certain circumstances to 10.5% on January 1, 2018. We have the right to call the Series F preferred shares at par plus any accumulated and unpaid dividends at any time after the dividend increases above 6.95%.

On May 27, 2016, we issued 5,750,000 Class A common shares in a public offering for net proceeds of approximately $81.1 million before expenses. Concurrently with the closing of the public offering, our chief executive officer and affiliates of one of our directors and of Dennis Washington purchased directly from us, in a private placement and at the public offering price, an aggregate of $15.0 million of additional Class A common shares.

On June 16, 2016, we issued in a registered public offering 4,600,000 Series G preferred shares at a price of $25.00 per share for net proceeds of approximately $111.4 million before expenses. Dividends are payable on the Series G preferred shares at a rate of 8.20% per annum on the stated liquidation preference of $25.00 per share.

Redemption of Series C Preferred Shares

In June 2016, we redeemed 13,321,774 Series C preferred shares, representing all of the issued and outstanding Series C preferred shares, using net proceeds from the Series F preferred share issuance and Class A common share public offering and concurrent private placement.

Revolving Credit Facility

On April 29, 2016, we completed the renewal of our 364-day unsecured, revolving loan facility with various banks for a total commitment of up to $150.0 million. The facility includes features providing for an increase in commitments by up to $30.0 million, enabling a total facility size of up to $180.0 million. The revolving loan facility bears interest at LIBOR plus a margin.

Lease Financings

On May 5, 2016, we entered into 17-year financing arrangements with an Asian-based leasing company, consisting of leases with commitments totalling approximately $253 million to fund the construction and delivery of three 11000 TEU newbuilding containerships and leases with commitments totalling approximately $168 million to fund the construction and delivery of two 11000 TEU containerships. These financing arrangements bear interest at LIBOR plus a margin. The five 11000 TEU newbuilding containerships will commence 17-year bareboat charters upon their deliveries, scheduled during 2017.

On March 11, 2016 and May 25, 2016, we entered into lease financing arrangements with special purpose companies, or the SPCs, for the MOL Benefactor and YM Width for gross proceeds of $254.0 million. Under the leases, we sold the vessels to the SPCs and leased the vessels back over a term of 11 or 12 years, with an option to purchase the vessels at the nine or 9.5-year anniversary for a pre-determined fair value purchase price.

Employment Agreement with CEO Gerry Wang

On May 16, 2016, we entered into an employment agreement with Gerry Wang to replace the existing employment agreement, dated December 7, 2012. Pursuant to the new employment agreement, Mr. Wang has agreed to continue to serve as our chief executive officer and co-chairman through May 31, 2021.

Financial Services Agreement

On May 16, 2016, we entered into a financial services agreement, or the Financial Services Agreement, with Seaspan Financial Services Ltd., or SFSL, an entity owned and controlled by Graham Porter, a Seaspan director, to replace the financial services agreement dated March 14, 2011, between us and Tiger Ventures Limited, an entity also owned and controlled by Mr. Porter. Under the Financial Services Agreement, SFSL will provide us with certain strategic services, including negotiating and procuring pre-delivery and post-delivery financing or refinancing for the construction of new vessels or the acquisition of second hand vessels.

Recent Developments

Dividends

On July 12, 2016, our board of directors declared the following quarterly cash dividends on our common and preferred shares for a total distribution of $47.9 million:

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.375	April 1, 2016 to June 30, 2016	July 20, 2016	August 1, 2016
Series D preferred shares	SSW PR D	$0.496875	April 30, 2016 to July 29, 2016	July 29, 2016	August 1, 2016
Series E preferred shares	SSW PR E	$0.515625	April 30, 2016 to July 29, 2016	July 29, 2016	August 1, 2016
Series F preferred shares	—	$0.352326	May 17, 2016 to July 29, 2016	July 29, 2016	August 1, 2016
Series G preferred shares	SSW PR G	$0.250556	June 16, 2016 to July 29, 2016	July 29, 2016	August 1, 2016

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 89 operating vessels as of June 30, 2016:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate
YM Wish	14000	2015	4/7/15	Yang Ming Marine	10 years + one 2-year option	$46.8
YM Wellhead	14000	2015	4/22/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Winner (1)	14000	2015	6/10/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Witness	14000	2015	7/3/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Wellness(1)	14000	2015	8/21/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Warmth(1)	14000	2015	10/16/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Window(1)	14000	2016	5/8/16	Yang Ming Marine	10 years + one 2-year option	46.5
YM Width(1)	14000	2016	5/29/16	Yang Ming Marine	10 years + one 2-year option	46.5
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	55.0
COSCO Pride (1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
COSCO Excellence	13100	2012	3/8/12	COSCON	12 years	55.0
COSCO Faith (1)	13100	2012	3/14/12	COSCON	12 years	55.0
COSCO Hope	13100	2012	4/19/12	COSCON	12 years	55.0
COSCO Fortune	13100	2012	4/29/12	COSCON	12 years	55.0
Hanjin Buddha	10000	2014	3/25/14	Hanjin	10 years + one 2-year option	43.0	(2)
Hanjin Namu	10000	2014	6/5/14	Hanjin	10 years + one 2-year option	43.0	(2)
Hanjin Tabul	10000	2014	7/2/14	Hanjin	10 years + one 2-year option	43.0	(2)
MOL Bravo(1)	10000	2014	7/18/14	MOL	8 years + one 2-year option	37.5	(3)
MOL Brightness(1)	10000	2014	10/31/14	MOL	8 years + one 2-year option	37.5	(3)
MOL Breeze(1)	10000	2014	11/14/14	MOL	8 years + one 2-year option	37.5	(3)
MOL Beacon(1)	10000	2015	4/10/15	MOL	8 years + one 2-year option	37.5	(3)
MOL Benefactor(1)	10000	2016	3/28/16	MOL	8 years + one 2-year option	37.5	(3)
MOL Beyond(1)	10000	2016	4/29/16	MOL	8 years + one 2-year option	37.5	(3)
Maersk Guayaquil	10000	2015	9/21/15	Maersk	5 years + two 1-year options	37.2	(4)
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.5	(5)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.5	(5)
CSCL Oceania	8500	2004	12/4/04	CSCL Asia	12 years + one 3-year option	29.8	(6)
CSCL Africa	8500	2005	1/24/05	CSCL Asia	12 years + one 3-year option	29.8	(6)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Vietnam	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9	(7)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
MSC Veronique	4800	1989	11/25/11	MSC	5 years	14.5	(8)

MSC Manu	4800	1988	11/15/11	MSC	5 years	14.5	(8)
MSC Leanne	4800	1989	10/19/11	MSC	5 years	14.5	(8)
MSC Carole	4800	1989	10/12/11	MSC	5 years	14.5	(8)
Seaspan Excellence	4600	2003	4/27/16	CMA CGM	Up to 12 months (9)	Market rate	(10)
Seaspan Efficiency	4600	2003	5/7/16	Hanjin	Up to 5 months (11)	Market rate	(10)
Brotonne Bridge(1)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3	(12)
Brevik Bridge(1)	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.3	(12)
Bilbao Bridge(1)	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.3	(12)
Berlin Bridge	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.3	(12)
Budapest Bridge	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3	(12)
Seaspan Chiwan	4250	2001	6/29/16	Hapag-Lloyd	Up to 18 months (13)	Market rate	(10)
Seaspan Hamburg	4250	2001	5/3/16	Hapag-Lloyd	Up to 18 months (13)	Market rate	(10)
Seaspan Ningbo	4250	2002	3/7/16	Hapag-Lloyd	Up to 18 months (13)	Market rate	(10)
Seaspan Dalian	4250	2002	1/16/16	Hapag-Lloyd	Up to 18 months (13)	Market rate	(10)
Seaspan Felixstowe	4250	2002	1/24/16	Hapag-Lloyd	Up to 18 months (13)	Market rate	(10)
CSCL Vancouver	4250	2005	2/16/05	CSCL Asia	12 years	17.0
CSCL Sydney	4250	2005	4/19/05	CSCL Asia	12 years	17.0
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Delhi Express	4250	2005	8/19/15	HL USA	Up to 24 months (14)	Market rate	(10)
Dubai Express	4250	2006	11/4/15	HL USA	Up to 24 months (14)	Market rate	(10)
Jakarta Express	4250	2006	2/15/16	HL USA	Up to 12.5 months (15)	18.0
Seaspan Saigon	4250	2006	6/1/16	Hapag-Lloyd	Up to 12 months (16)	Market rate	(10)
Seaspan Lahore	4250	2006	5/31/16	ZIM	Up to 12 months (17)	Market rate	(10)
Rio Grande Express	4250	2006	10/20/06	HL USA	3 years + seven 1-year extensions + two 1-year options (18)(19)	18.0	(20)
Seaspan Santos	4250	2006	2/1/16	Hapag-Lloyd	Up to 12 months (21)	Market rate	(10)
Rio de Janeiro Express	4250	2007	3/28/07	HL USA	3 years + seven 1-year extensions + two 1-year options (18)	18.0	(20)
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options (18)	18.0	(20)
CSAV Loncomilla	4250	2009	6/1/16	Hapag-Lloyd	Up to 13 months (22)	Market rate	(10)
CSAV Lumaco	4250	2009	6/1/16	Hapag-Lloyd	Up to 12 months (23)	Market rate	(10)
Seaspan Lingue	4250	2010	4/19/16	ZIM	Up to 12 months (24)	Market rate	(10)
Seaspan Lebu	4250	2010	10/24/15	Hapag-Lloyd	Up to 14 months (25)	Market rate	(10)
Madinah (1)(26)	4250	2009	—	—	—	—
COSCO Fuzhou	3500	2007	3/27/07	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.9	(27)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.9	(27)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.9	(27)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.9	(27)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.9	(27)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.9	(27)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.9	(27)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.9	(27)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(2)	Hanjin has an initial charter of 10 years with a charter rate of $43,000 per day for the initial term and $44,500 per day during the two-year option.
(3)	MOL has an initial charter of eight years with a charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.

(4)	Maersk has an initial charter of five years with a charter rate of $37,150 per day for the initial term, $39,250 per day for the first one-year option and $41,250 per day for the second one-year option.
(5)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.
(6)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the three-year option.
(7)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(8)	MSC has a bareboat charter of five years with a charter rate of $10,000 per day for the first two years, increasing to $14,500 per day after two years. MSC has agreed to purchase the vessels for $5.0 million each at the end of the five-year bareboat charter terms. In addition, we pay a 1.25% commission to a broker on all bareboat charter payments for these charters.
(9)	This vessel commenced a time charter with CMA CGM at market rates for a minimum of two months up to a maximum of 12 months, where the exact period is at CMA CGM’s option. This vessel was re-delivered to us on July 15, 2016 and is currently off-charter.
(10)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), the vessel is being chartered at current market rates.
(11)	This vessel commenced a time charter with Hanjin at market rates for a minimum of two months up to a maximum of five months, where the exact period is at Hanjin’s option. This vessel was re-delivered to us on July 18, 2016 and is currently off-charter.
(12)	K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.
(13)	We agreed to a direct continuation of the time charter at market rates for a minimum of 11 months up to a maximum of 18 months, where the exact period is at Hapag-Lloyd’s option.
(14)	We agreed to a direct continuation of the time charter at market rates for a minimum of 18 months up to a maximum of 24 months, where the exact period is at HL USA’s option.
(15)	The term of this time charter has been extended at a rate of $18,000 per day for a minimum of 9.5 months and at market rates for the remaining term up to a maximum of 12.5 months, where the exact period is at HL USA’s option.
(16)	This vessel commenced a direct continuation of the time charter at market rates for a minimum of two months up to a maximum of 12 months, where the exact period is at Hapag-Lloyd’s option.
(17)	This vessel commenced a time charter with ZIM at market rates for a minimum of two months up to a maximum of 12 months, where the exact period is at ZIM’s option. This vessel was also renamed Seaspan Lahore and is expected to be re-delivered to us on July 29, 2016.
(18)	For these charters, the initial term was three years, which automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice. HL USA would have been required to pay a fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for these vessels have expired and these charters have been automatically extended pursuant to their terms.
(19)	This vessel is expected to be re-delivered to us on August 29, 2016 and is expected to commence a time charter with Hapag-Lloyd on October 3, 2016 at market rates for a minimum of two months up to a maximum of 12 months, where the exact period is at Hapag-Lloyd’s option.
(20)	HL USA had an initial charter of three years that automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice, with a charter rate of $18,000 per day for the first one-year option remaining, increasing to $18,500 per day for the second one-year option remaining.

(21)	This vessel is on a time charter with Hapag-Lloyd at market rates for a minimum of six months up to a maximum of 12 months, where the exact period is at Hapag-Lloyd’s option. This vessel is expected to be re-delivered to us on August 1, 2016.
(22)	This vessel commenced a direct continuation of the time charter at market rates for a minimum of two months up to a maximum of 13 months, where the exact period is at Hapag-Lloyd’s option.
(23)	This vessel commenced a direct continuation of the time charter at market rates for a minimum of two months up to a maximum of 12 months, where the exact period is at Hapag-Lloyd’s option.
(24)	This vessel commenced a time charter with ZIM at market rates for a minimum of two months up to a maximum of 12 months, where the exact period is at ZIM’s option.
(25)	We agreed to a direct continuation of the time charter at market rates for a minimum of nine months up to a maximum of 14 months, where the exact period is at Hapag-Lloyd’s option. This vessel was re-delivered to us on July 25, 2016 and is currently off-charter.
(26)	This vessel was re-delivered to us on June 28, 2016 and is currently off-charter.
(27)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow.

As of June 30, 2016, we had contracted to purchase nine newbuilding containerships which have scheduled delivery dates through October 2017. These vessels consist of the following:

Vessel	Vessel Class (TEU)	Length of Charter(1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. 1120	10000	5 years + two one-year options	Maersk	2016	New Jiangsu and Jiangsu Xinfu
Hull No. 1039	14000	10 years + one 2-year option	Yang Ming Marine	2017	CSBC
Hull No. 1122	10000	—(2)	—(2)	2017	New Jiangsu and Jiangsu Xinfu
Hull No. 1169	10000	—(2)	—(2)	2017	New Jiangsu and Jiangsu Xinfu
Hull No. 145	11000	17 years	MSC	2017	HHIC
Hull No. 146	11000	17 years	MSC	2017	HHIC
Hull No. 147	11000	17 years	MSC	2017	HHIC
Hull No. 148	11000	17 years	MSC	2017	HHIC
Hull No. 153	11000	17 years	MSC	2017	HHIC

(1)	Each charter is scheduled to begin upon delivery of the vessel to the charterer.
(2)	We expect to enter into a long-term charter for this vessel in the future.

The following table indicates the estimated number of owned, leased and managed vessels in our fleet based on scheduled delivery dates as of June 30, 2016:

	Quarter Ended June 30, 2016	Scheduled for the Year Ended December 31,
		2016	2017
Owned and leased vessels, beginning of year	85	85	86
Deliveries	4	5	8
Contractual sale(1)	—	(4)	—

Total, end of period	89	86	94
Managed vessels, beginning of year	15	15	17
Deliveries	—	2	3

Total, end of period	15	17	20
Total Fleet	104	103	114
Total Capacity (TEU)	781,500	796,300	919,300

(1)	Relates to four 4800 TEU vessels that commenced five-year bareboat charters in 2011. The charterer has agreed to purchase the vessels for $5.0 million each at the end of their respective five-year bareboat charter terms in 2016.

Three and Six Months Ended June 30, 2016 Compared with Three and Six Months Ended June 30, 2015

The following is a discussion of our financial condition and results of operations for the three and six months ended June 30, 2016. The following provides information about our fleet as of June 30, 2016, and excludes vessels that are managed for third parties, unless otherwise indicated:

Number of vessels in operation	89
Average age of fleet (TEU weighted basis)	6 years
TEU capacity	626,300
Average remaining initial term on outstanding charters (TEU weighted basis)	5 years

At the beginning of 2016, we had 85 vessels in operation. We accepted delivery of two newbuilding and leased in two vessels during the six months ended June 30, 2016, bringing our fleet to a total of 89 vessels in operation as at June 30, 2016. Revenue from time charters is determined primarily by the number of operating days, and ship operating expense is determined primarily by the number of ownership days.

	Three Months Ended June 30,		Increase		Six Months Ended June 30,		Increase
	2016	2015	Days	%	2016	2015	Days	%
Operating days(1)	7,468	6,762	706	10.4%	14,640	13,262	1,378	10.4%
Ownership days(1)	7,612	6,901	711	10.3%	14,987	13,471	1,516	11.3%

Our vessel utilization by quarter and for the six months ended June 30, 2016 and 2015 is as follows:

	First Quarter		Second Quarter		Year to Date – June 30,
	2016	2015	2016	2015	2016	2015
Vessel utilization:
Ownership Days(1)	7,375	6,570	7,612	6,901	14,987	13,471
Less Off-hire Days:
Scheduled 5-Year Survey	(75)	(49)	(19)	(66)	(94)	(115)
Unscheduled Off-hire(2)	(128)	(21)	(125)	(73)	(253)	(94)

Operating Days(1)	7,172	6,500	7,468	6,762	14,640	13,262

Vessel Utilization	97.2%	98.9%	98.1%	98.0%	97.7%	98.4%

(1)	Operating and ownership days include leased vessels and exclude vessels under bareboat charter.
(2)	Unscheduled off-hire includes days related to vessels off-charter.

Our consolidated financial results for the three and six months ended June 30, 2016 and 2015 are summarized below:

Financial Summary (in millions of US dollars)	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2016	2015	$	%	2016	2015	$	%
Revenue	$224.3	$199.2	$25.2	12.6%	$439.8	$387.7	$52.1	13.4%
Ship operating expense	49.2	49.3	(0.1)	(0.1)%	96.8	93.9	3.0	3.2%
Depreciation and amortization expense	54.5	52.4	2.2	4.1%	113.4	99.0	14.4	14.6%
General and administrative expense	9.1	6.4	2.7	42.0%	16.9	13.2	3.7	27.9%
Operating lease expense	20.7	8.6	12.1	140.8%	35.5	14.7	20.8	141.0%
Interest expense and amortization of deferred financing fees	30.1	28.3	1.8	6.4%	60.2	53.3	7.0	13.1%
Refinancing expenses	0.8	1.2	(0.4)	(33.0)%	0.8	2.3	(1.5)	(66.5)%
Change in fair value of financial instruments	23.6	(19.5)	43.1	221.2%	75.8	19.9	55.9	281.6%

Revenue

Revenue increased by 12.6% to $224.3 million and 13.4% to $439.8 million for the three and six months ended June 30, 2016, respectively, over the same periods in 2015, primarily due to the delivery of newbuilding vessels in 2015 and 2016 and the additional two leased in vessels in 2016, partially offset by lower average charter rates for vessels that were on short-term charters.

The increases in operating days and the related financial impact thereof for the three and six months ended June 30, 2016, respectively, relative to the same periods in 2015, are attributable to the following:

	Three Months Ended June 30, 2016		Six Months Ended June 30, 2016
	Operating Days Impact	$ Impact (in millions)	Operating Days Impact	$ Impact (in millions)
2016 vessel deliveries	241	9.5	245	9.6
Full period contribution for 2015 vessel deliveries	470	20.7	1,190	52.7
Change in daily charter hire rate and re-charters	—	(8.0)	—	(12.7)
Additional days due to leap year	—	—	81	2.1
Unscheduled off-hire	(52)	(1.0)	(159)	(2.8)
Scheduled off-hire	47	1.0	21	(1.8)
Supervision fee revenue	—	2.6	—	3.9
Vessel management revenue	—	0.4	—	1.0
Other	—	—	—	0.1

Total	706	$25.2	1,378	$52.1

Vessel utilization was 98.1% and 97.7% for the three and six months ended June 30, 2016, respectively, compared to 98.0% and 98.4% for the same periods in 2015.

The decrease in vessel utilization for the six months ended June 30, 2016, compared to the same period in 2015, was primarily due to an increase in unscheduled off-hire by 159 days. The increase in unscheduled off-hire was primarily due to eight vessels that were off-charter for a total of 230 days for the six months ended June 30, 2016, compared to two vessels that were off-charter for a total of 38 days in the same period of 2015.

We completed dry-dockings for the following 12 vessels during the three and six months ended June 30, 2016:

Vessel Class (TEU)	First Quarter		Second Quarter		Year to Date- June 30, 2016
4250	2	(1)	1	(1)	3	(1)
4500	1		—		1
8500	1		—		1
13100	5		2		7

	9		3		12

(1)	Dry-docking for these vessels was completed between their time charters.

During the remainder of 2016, we expect three vessels to undergo their scheduled dry-dockings.

Ship Operating Expense

Ship operating expense decreased by 0.1% to $49.2 million for three months ended June 30, 2016, compared to the same period in 2015, primarily due to cost savings initiatives implemented, which resulted in lower crew costs and lower stores and spares purchases. This decrease is partially offset by a 10.3% increase in ownership days due to the delivery of newbuilding vessels in 2015 and 2016, and the additional two leased in vessels in 2016.

Ship operating expense increased by 3.2% to $96.8 million for the six months ended June 30, 2016, compared to the same period in 2015, primarily due to an increase of 11.3% in ownership days for the six months ended June 30, 2016. The increase in ownership days is primarily due to the delivery of newbuilding vessels in 2015 and 2016, and the additional two leased in vessels in 2016, partially offset by cost savings initiatives implemented which resulted in lower crew costs.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 4.1% to $54.5 million and by 14.6% to $113.4 million for the three and six months ended June 30, 2016, respectively, compared to the same periods in 2015, primarily due to an increase in fleet size from vessels delivered in 2015 and an increase in dry-dock amortization from an increase in the number of vessels dry-docked. For the six months ended June 30, 2016, the increase in depreciation and amortization was also due to write-offs of replaced vessel equipment

General and Administrative Expense

General and administrative expense increased by 42.0% to $9.1 million and by 27.9% to $16.9 million for the three and six months ended June 30, 2016, respectively, compared to the same periods in 2015. The increases were primarily due to professional fees and other corporate expenses incurred.

Operating Lease Expense

Operating lease expense increased to $20.7 million and $35.5 million for the three and six months ended June 30, 2016, from $8.6 million and $14.7 million in the same periods in 2015. The increase was primarily due to the deliveries of four vessels in 2015 and two vessels in 2016 that were financed through sale-leaseback transactions. Under these transactions, we sold the vessels to the SPCs and are leasing the vessels back over a term of 11 or 12 years, with an option to purchase the vessels at the nine or 9.5-year anniversary of the lease for a pre-determined fair value purchase price. The unamortized portion of the deferred gain on all sale-leasebacks was $202.3 million as at June 30, 2016.

In addition, operating lease expense also increased due to the two leases entered into with third parties in April and May 2016 for a 10000 TEU vessel, the MOL Beyond and a 14000 TEU vessel, the YM Window, respectively.

Interest Expense and Amortization of Deferred Financing Fees

The following table summarizes our borrowings:

(in millions of US dollars)	June 30,		Change
	2016	2015	$	%
Long-term debt, excluding deferred financing fees	$3,316.6	$3,350.8	$(34.2)	(1.0)%
Other long-term liabilities, excluding deferred gains, deferred financing fees and other	411.7	354.6	57.1	16.1%

Total borrowings	3,728.3	3,705.4	22.9	0.6%
Less: Vessels under construction	(289.8)	(211.5)	(78.3)	37.0%

Operating borrowings	$3,438.5	$3,493.9	$(55.4)	(1.6)%

Interest expense and amortization of deferred financing fees is comprised primarily of interest incurred on long-term debt and other long-term liabilities, excluding deferred gains, relating to operating vessels at either the variable rate calculated by reference to LIBOR plus the applicable margin or at fixed rates. Interest expense also includes a non-cash reclassification of amounts from accumulated other comprehensive loss related to previously designated hedging relationships. Interest incurred on long-term debt and other long-term liabilities for our vessels under construction is capitalized to the cost of the respective vessels under construction. Effective January 1, 2016, in accordance with recent accounting pronouncements, interest expense includes the amortization of debt issuance costs. Previously these amounts were reported as amortization of deferred charges. The comparative figures for the prior period have been reclassified to conform with the current year’s presentation.

Interest expense and amortization of deferred financing fees increased by $1.8 million to $30.1 million and by $7.0 million to $60.2 million for the three and six months ended June 30, 2016, respectively, compared to the same periods in 2015. These increases were due to an increase in operating borrowings primarily related to certain vessels that delivered in 2015 and an increase in LIBOR, partially offset by repayments made on existing operating borrowings and lower amortization of deferred financing fees. For the six months ended June 30, 2016, the increase in interest expense was also due to the full period impact of three 4500 TEU vessels which were refinanced in March 2015.

Although we have entered into fixed interest rate swaps for some of our variable rate debt, the difference between the variable interest rate and the swapped fixed-rate on operating debt is recorded in our change in fair value of financial instruments rather than in interest expense.

Refinancing Expenses

Refinancing expenses decreased by $0.4 million to $0.8 million and by $1.5 million to $0.8 million for the three and six months ended June 30, 2016, respectively, compared to the same periods in 2015. These decreases were primarily due to deferred financing fees that were written-off in connection with the termination and repayment of term loans.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in losses of $23.6 million and $75.8 million for the three and six months ended June 30, 2016, compared to a gain of $19.5 million and a loss $19.9 million for the same periods in 2015. The losses for the three and six months ended June 30, 2016 and 2015 were primarily due to decreases in the forward LIBOR curve and the effect of the passage of time.

The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk and that of the counterparty included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed and remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenor of our interest rate swap portfolio, a 1% parallel shift in the overall yield curve would be expected to result in a change in the fair value of our interest rate swaps and swaptions by approximately $72.0 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves. Based on the current notional amount and tenor of our swap portfolio, a 1% change in the discount factor is expected to result in a change in the fair value of our interest rate swaps and swaptions of approximately $10.0 million.

All of our interest rate swap agreements and our swaption agreements were marked-to-market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in the Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2015 Annual Report for additional information.

Liquidity and Capital Resources

Liquidity

At June 30, 2016, our cash and cash equivalents and short-term investments totaled $346.7 million. Our primary short-term liquidity needs are to fund our operating expenses, debt repayments, lease payments, payment of our quarterly dividends and the purchase of the containerships we have contracted to build. Our medium-term liquidity needs primarily relate to the purchase of the containerships we have contracted to build, debt repayments, and lease payments. Our long-term liquidity needs primarily relate to potential future vessel acquisitions, debt repayments and lease payments, including repayment of our Notes, and the future potential redemption of our Series D preferred shares, Series E preferred shares, and Series G preferred shares. Our Series D preferred shares carry an annual dividend rate of 7.95% per $25.00 of liquidation preference per share and our Series D preferred shares are redeemable by us at any time on or after January 30, 2018. Our Series E preferred shares carry an annual dividend rate of 8.25% per $25.00 of liquidation preference per share and our Series E preferred shares are redeemable by us at any time on or after February 13, 2019. Our Series F preferred shares carry an annual dividend rate of 6.95% per $25.00 of liquidation preference per share but will increase by 1.0% annually after the fifth anniversary date to a maximum of 10.5% by the ninth anniversary date, or in certain circumstances to 10.5% on January 1, 2018. We have the right to redeem the Series F preferred shares at par plus any accumulated and unpaid dividends any time after the dividend increases above 6.95%. Our Series G preferred shares carry an annual dividend rate of 8.20% per $25.00 of liquidation preference per share and our Series G preferred shares are redeemable by us at any time on or after June 16, 2021.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs, which include funding the estimated remaining installments of approximately $571.2 million on the nine vessels we have contracted to purchase, will be cash, cash from operations, committed and new credit and lease facilities and capital markets financings. Our long-term sources of funds will be from cash from operations, credit and lease facilities and capital markets financings.

The following table summarizes our long-term debt and lease obligations as of June 30, 2016:

(in millions of US dollars)	Amount Outstanding(1)	Amount Committed	Amount Available
Long-Term Debt
Revolving credit facilities(2)	$990.5	$1,140.5	$150.0
Term loan credit facilities	1,981.1	2,052.3	71.2
Senior unsecured notes	345.0	345.0	—

Total Long-Term Debt	$3,316.6	$3,537.8	$221.2

Lease Facilities
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	112.7	112.7	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	79.4	79.4	—
Leases for three 4500 TEU vessels	138.5	138.5	—
Leases for five 11000 TEU vessels	81.2	420.8	339.6

Total Lease Facilities	411.8	751.4	339.6

Total Long-Term Debt and Lease Facilities(3)	$3,728.4	$4,289.2	$560.8

(1)	Includes amounts owed by wholly-owned subsidiaries of Seaspan Corporation which are non-recourse to Seaspan Corporation.
(2)	Includes a $150.0 million revolver which was undrawn at June 30, 2016. This revolver includes features providing for an increase in commitments by up to $30.0 million, enabling a total facility size of up to $180.0 million.
(3)	At June 30, 2016 our operating borrowings were $3.4 billion (December 31, 2015 — $3.5 billion). The remaining amount of our borrowings related to the construction of newbuilding vessels.

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. As of June 30, 2016, our credit facilities are, or will be upon vessel delivery, secured by first-priority mortgages granted on 73 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of June 30, 2016, our revolving credit facilities, term loans and our Notes provided for borrowings of up to approximately $3.5 billion, of which approximately $3.3 billion was outstanding and $0.2 billion was available to be drawn by us. Interest payments on our revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 1.25% as of June 30, 2016. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may be re-borrowed, subject to certain conditions.

Interest payments on our term loans are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of June 30, 2016, or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus a margin, which was 0.7% as of June 30, 2016. We may prepay all term loans without penalty, other than breakage costs in certain circumstances and in one case a prepayment fee under certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may not be re-borrowed.

Our Notes

Our Notes mature on April 30, 2019 and bear interest at a fixed rate of 6.375% per year, payable quarterly in arrears. In the event of certain changes in withholding taxes, at our option, we may redeem our Notes in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any.

Our Lease Facilities

We use our lease facilities to finance the construction and acquisition of vessels. Our lease facilities, which do not include our operating leases, are provided by bank financial leasing owners who own or will own our 10 leased vessels. These banks are also granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

At June 30, 2016, our lease facilities provided for borrowings of approximately $751.4 million, of which approximately $411.8 million was outstanding and $339.6 million was available to be drawn by us. Under our lease agreements, subject to payment of a termination fee in certain circumstances, we may voluntarily terminate a lease agreement. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2015 Annual Report.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of US dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Net cash flows from operating activities	$87,684	$91,994	$165,586	$156,363
Net cash flows from financing activities	47,633	56,522	142,469	212,152
Net cash flows used in investing activities	(46,911)	(227,680)	(176,918)	(306,073)

Operating Cash Flows

Net cash flows from operating activities were $87.7 million and $165.6 million for the three and six months ended June 30, 2016, respectively, a decrease of $4.3 million and an increase of $9.2 million compared to the same periods in 2015.

The decrease in net cash flows from operating activities for the three months ended June 30, 2016, compared to the same period in 2015, was primarily due to a decrease in cash related to working capital of $10.9 million, partially offset by an increase in net earnings excluding non-cash items of $6.6 million. The decrease in cash related to working capital resulted primarily from non-cash timing differences, which are in the normal course of our operations. The increase in net earnings excluding non-cash items was primarily due to an increase in revenue, partially offset by an increase in operating lease expense and general and administrative expense. For further discussion of changes in revenue and expenses, please read “— Three and Six Months Ended June 30, 2016 Compared with the Three and Six Months ended June 30, 2015”.

The increase in net cash flows from operating activities for the six months ended June 30, 2016, compared to the same period in 2015, was primarily due to an increase in net earnings excluding non-cash items of $14.2 million, partially offset by a decrease in cash related to working capital of $5.0 million. The increase in net earnings excluding non-cash items was primarily due to an increase in revenue, partially offset by an increase in operating lease expense, general and administrative expense and ship operating expense. The decrease in cash related to working capital resulted primarily from non-cash timing differences, which are in the normal course of our operations. For further discussion of changes in revenue and expenses, please read “— Three and Six Months Ended June 30, 2016 Compared with the Three and Six Months ended June 30, 2015”.

Financing Cash Flows

Net cash flows from financing activities were $47.6 million and $142.5 million for the three and six months ended June 30, 2016, respectively, a decrease in cash from financing activities of $8.9 million and $69.7 million, compared to the same periods in 2015.

The decrease in cash from financing activities for the three months ended June 30, 2016, compared to the same period of 2015, was primarily due to the redemption of our Series C preferred shares of $333.1 million, lower draws on credit facilities of $77.5 million, an increase of $18.4 million in dividends on our common shares paid in cash instead of reinvested through a dividend reinvestment plan and an increase of $3.6 million in dividends on our Series C preferred dividends primarily due to dividend payments made in June for the Series C redemption. The decreases were partially offset by proceeds of $247.7 million received from the issuance of our Series F and Series G preferred shares, proceeds of $96.0 million received from the issuance of our Class A common shares and a draw on a lease facility of $81.2 million to fund the construction of three 11000 TEU newbuilding containerships.

The decrease in cash from financing activities for the six months ended June 30, 2016, compared to the same period of 2015, was primarily due to the redemption of our Series C preferred shares of $333.1 million, lower proceeds received from lease financings of $68.9 million, an increase of $37.6 million in dividends on our common shares paid in cash instead of reinvested through a dividend reinvestment plan, common share repurchases of $8.3 million, and an increase of $3.3 million in dividends on our Series C preferred dividends primarily due to dividend payments made in June for the Series C redemption. The decreases were partially offset by proceeds of $247.7 million received from the issuance of our Series F and Series G preferred shares, proceeds of $96.0 million received from the issuance of our Class A common shares, higher draws on credit facilities of $24.9 million and lower repayment of credit facilities of $13.7 million.

Investing Cash Flows

Net cash flows used in investing activities were $46.9 million and $176.9 million for the three and six months ended June 30, 2016, respectively, a decrease in cash used of $180.8 million and $129.2 million, compared to the same periods in 2015.

The decrease in cash used for the three months ended June 30, 2016, was primarily due to a decrease in vessel expenditures of $224.1 million relating to newbuilding installments, decrease in loans made of $58.9 million to GCI and a decrease in purchases of short-term investments of $10.0 million. These decreases were partially offset by lower repayments from GCI of $111.3 million.

The decrease in cash used for the six months ended June 30, 2016, was primarily due to a decrease in vessel expenditures of $176.8 million relating to newbuilding installments, decrease in loans made of $69.2 million to GCI and a decrease in purchases of short-term investments of $12.9 million. These decreases were partially offset by lower repayments from GCI of $129.1 million.

Ongoing Capital Expenditures and Dividends

Ongoing Capital Expenditures

The average age of the vessels in our operating fleet is approximately six years, on a TEU weighted basis. Capital expenditures primarily relate to our regularly scheduled dry-dockings. During the three and six months ended June 30, 2016 we completed three and 12 dry-dockings, respectively. During the six months ended June 30, 2016, nine vessels completed their five-year dry-docking and three vessels completed their 10-year dry-docking. For the remainder of 2016, we expect three vessels to undergo their 10-year dry-dockings.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, in order to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following:

•	the remaining lives of our vessels;

•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters, which are currently unknown;

•	future market charter rates for our vessels, particularly when they come off charter, which are currently unknown;

•	our future operating and interest costs;

•	future operating and financing costs are unknown and we use forward currency contracts and interest rate swaps to manage certain currency and interest rate risks;

•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;

•	capital expenditures to comply with environmental regulations; and

•	unanticipated future events and other contingencies.

Please read “Item 3. Key Information—D. Risk Factors” in our 2015 Annual Report for factors that may affect our future capital expenditures and results.

Dividends

The following table reflects dividends paid or accrued by us for the periods indicated:

(in thousands of US dollars, except per share amounts)	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Dividends on Class A common shares
Declared, per share	$0.3750	$0.3750	$0.7500	$0.7200
Paid in cash	35,493	17,117	71,063	33,428
Reinvested in common shares through a dividend reinvestment plan	1,382	19,607	2,692	36,673

	$36,875	$36,724	$73,755	$70,101

Dividends on preferred shares
Series C, paid in cash	$11,755	$8,114	$19,665	$16,228

Series D, paid in cash	$2,475	$2,537	$4,950	$5,074

Series E, paid in cash	$2,769	$2,784	$5,538	$5,568

On July 12, 2016, our board of directors declared the following cash dividends on our common and preferred shares:

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.375	April 1, 2016 to June 30, 2016	July 20, 2016	August 1, 2016
Series D preferred shares	SSW PR D	$0.496875	April 30, 2016 to July 29, 2016	July 29, 2016	August 1, 2016
Series E preferred shares	SSW PR E	$0.515625	April 30, 2016 to July 29, 2016	July 29, 2016	August 1, 2016
Series F preferred shares	—	$0.352326	May 17, 2016 to July 29, 2016	July 29, 2016	August 1, 2016
Series G preferred shares	SSW PR G	$0.250556	June 16, 2016 to July 29, 2016	July 29, 2016	August 1, 2016

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates” in our 2015 Annual Report.

Potential Future Vessel Impairment

We periodically review our long-lived assets to determine if an impairment charge is required for accounting purposes. If the estimated undiscounted future cash flows of an asset, excluding interest charges, expected to be generated by the use of the asset over its useful life exceeds the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value at a point in time. If the estimated undiscounted future cash flows are less than its carrying amount, an impairment charge is recorded for the amount by which the net book value of the asset exceeds its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel.

Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating and dry-docking expenditures, vessel residual values, inflation and the remaining estimated useful lives of our vessels. In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, ongoing operating costs and vessel residual values. We believe the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate. Based on our analysis as of June 30, 2016 and December 31, 2015, we concluded that the estimated undiscounted future net cash flows for each of our vessels was in excess of such vessel’s carrying value and, accordingly, we recorded no impairment for vessels held for use as of such dates. Please see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Impairment of Long-lived Assets” in our 2015 Annual Report for additional information about our impairment reviews of our long-lived assets.

Based on current market conditions, we intend to continue to hold and operate our vessels. Our impairment risk is higher for our vessels under 5000 TEUs in capacity due to the low current market values relative to the vessel prices we paid to acquire them. As at June 30, 2016, we had one vessel off-charter following charter expiration. We expect that 14 vessels will come off charter in 2016 and 13 vessels will come off charter in 2017. Of the vessels that will come off charter in 2016, three will come off long-term charters, and of the vessels that will come off charter in 2017, eight will come off long-term charters.

If time charter rates do not improve meaningfully from current market rates during the next three months, we expect that our average estimated daily time charter rate used in future impairment analyses will decline resulting in reduced estimated undiscounted future net cash flows to an amount which is less than the carrying value of certain vessels up to 5000 TEUs in capacity. In accordance with our accounting policy, if this occurs we will be required to recognize a non-cash impairment charge equal to the excess of the impacted vessels’ carrying value over their fair value. Based on information available at June 30, 2016 about the fair value of vessels and the estimated future carrying value of such vessels, an estimate of such impairment charge would be in a range of between approximately $250 million to $290 million during fiscal 2016, commencing in the quarter ending September 30, 2016. The determination of the fair value of vessels will depend on various market factors, including charter and discount rates and vessel trading values, and our reasonable assumptions at that time. These factors are discussed more fully in our “Critical Accounting Policies and Estimates” in our 2015 Annual Report. The amount, if any, and timing of any impairment charges we may recognize in the future will depend upon then current and expected future charter rates and vessel values, which may differ materially from those used in our estimates at June 30, 2016.

Recent Accounting Developments

In March 2016, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or ASU, 2016-09, “Improvements to Employee Share-Based Payment Accounting”. ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” which clarifies the implementation guidance regarding Accounting Standards Codification Topic 606 – Revenue From Contracts With Customers. ASU 2016-08 specifies that an entity that is subject to Topic 606 should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer and must focus on whether the entity has control of the goods or services before they are transferred to the customer. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. The accounting for lessors will remain largely unchanged from the existing accounting standards. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016 -01, “Recognition and Measurement of Financial Assets and Financial Liabilities”. ASU 2016-01 changes the income statement impact of equity investments held by an entity, and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The standard does not apply to equity method investments or investments in consolidated subsidiaries. For entities that elect the fair value option for financial liabilities, the change in fair value that is attributable to instrument-specific credit risk must be recognized in other comprehensive income instead of net income. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

Off-Balance Sheet Arrangements

At June 30, 2016, we had no off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended June 30, 2016, contains certain “forward-looking statements” (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should” and similar expressions are forward-looking statements. These forward-looking statements represent our estimates and assumptions only at the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. These statements include, but are not limited to:

•	future operating or financial results;

•	future growth prospects;

•	our business strategy and other plans and objectives for future operations;

•	our expectations relating to dividend payments and our ability to make such payments;

•	future dividends, including the amount and timing of payment thereof for the remaining two quarters of 2016;

•	our primary sources of funds for our short and medium-term liquidity needs;

•	any potential acquisition involving GCI;

•	potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions, including any acquisition or construction opportunities, vessel financing arrangements and related benefits relating to our venture with GCI;

•	future time charters and vessel deliveries;

•	estimated future capital expenditures needed to preserve our capital base, our expectations regarding future dry-docking and operating expenses, including ship operating expense and general and administrative expenses;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts and the useful lives of our vessels;

•	our expectations as to impairments of our vessels, including the timing and amount of currently anticipated impairments; and

•	the future valuation of goodwill.

Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenue, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	any potential acquisition involving GCI;

•	availability of crew, number of off-hire days and dry-docking requirements;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to borrow funds under our credit facilities, to refinance our existing facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers, including, among other vessels, two of our 10000 TEU newbuilding containerships;

•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;

•	conditions in the public equity market and the price of our shares;

•	our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;

•	the financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•	the economic downturn in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•	taxation of our company and of distributions to our shareholders;

•	our exemption from tax on our U.S. source international transportation income;

•	potential liability from future litigation; and

•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in our 2015 Annual Report.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our securities. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks and we have entered into foreign currency forward contracts to manage foreign currency fluctuations. We do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of June 30, 2016, our variable-rate credit facilities totaled $2.9 billion, of which we had entered into interest rate swap and swaption agreements to fix the rates on a notional principal amount of $1.7 billion. These interest rate swaps and swaptions have a fair value of $17.7 million in our favor and $353.0 million in the counterparties’ favor.

The tables below provide information about our financial instruments at June 30, 2016 that are sensitive to changes in interest rates. In addition to the disclosures in this interim report, please read notes 8 and 9 to our consolidated financial statements included in our 2015 Annual Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in thousands of US dollars)	Remainder of 2016	2017	2018	2019	2020	Thereafter
Credit Facilities(1)	$144,210	$266,151	$278,766	$562,811	$289,401	$1,332,777
Lease Facilities(2)	5,968	19,262	21,755	22,858	24,024	179,406
Operating Leases(3)	57,729	116,716	118,278	119,907	121,578	750,230

(1)	Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.
(2)	Represents payments, excluding amounts representing interest payments, on amounts drawn on our lease facilities that bear interest at variable rates.
(3)	Represents payments under our operating leases for certain vessels that we have entered into sale-leaseback transactions where the lease term commenced upon delivery of the vessels. Payments under the operating leases have a variable component based on underlying interest rates.

As of June 30, 2016, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of June 30, 2016 (in thousands of US dollars)	Maximum Notional Amount(1) (in thousands of US dollars)	Effective Date	Ending Date
5.6400%	$670,829	$670,829	August 31, 2007	August 31, 2017	(2)
5.4200%	428,525	428,525	September 6, 2007	May 31, 2024
5.9450%	230,074	230,074	January 30, 2014	May 31, 2019
5.6000%	155,600	155,600	June 23, 2010	December 23, 2021	(2)
5.5950%	91,500	91,500	August 28, 2009	August 28, 2020	(3)
5.2600%	91,500	91,500	July 3, 2006	February 26, 2021	(2)
5.4975%	44,400	44,400	July 31, 2012	July 31, 2019	(3)
5.1700%	24,000	24,000	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.
(3)	Swap counterparty has an early termination right in 2016 which may require us to settle the swap at the early termination date. The fair value liability as of June 30, 2016 for these swaps is $17.9 million.

In addition, we have entered into two swaption agreements (Swaption A and Swpation B) with a bank. Under Swaption A, we have the option of entering into an interest rate swap on March 2, 2017 under which we would pay the bank a fixed rate of 0.50%, and receive a floating rate of 3-month LIBOR from the bank. Under Swaption B, the bank has the option of entering into an interest rate swap on March 2, 2017 under which the bank would pay us a fixed rate of 1.183%, and receive a floating rate of 3-month LIBOR from us. The interest rate swaps underlying both swaptions have notional amounts of $200.0 million and the same expiration dates.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of June 30, 2016, these financial instruments are primarily in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of June 30, 2016. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

In “Item 3. Key Information—D. Risk Factors” in our 2015 Annual Report, we included the risk factor “The business and activity levels of many of our customers, shipbuilders and third parties with which we do business and their respective abilities to fulfill their obligations under agreements with us, including payments for the chartering of our vessels, may be hindered by any deterioration in the credit markets.” The following replaces that risk factor in its entirety and supersedes and replaces the corresponding risk factor set forth in Part II, Item 1A of our Form 6-K for the quarter ended March 31, 2016:

The business and activity levels of many of our customers, shipbuilders and third parties with which we do business and their respective abilities to fulfill their obligations under agreements with us, including payments for the chartering of our vessels, may be hindered by any deterioration in the credit markets or other negative developments.

Our current vessels are, and we anticipate that those that we acquire in the future will be, primarily chartered to customers under long-term time charters. Payments to us under those charters currently, and are expected to continue to, account for nearly all of our revenue. Many of our customers finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. During the financial and economic crises, there occurred a significant decline in the credit markets and the availability of credit and other forms of financing. Additionally, the equity value of many of our customers substantially declined during that period. The combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the limited or lack of availability of debt or equity financing potentially reduced the ability of our customers to make charter payments to us. Any recurrence of the significant financial and economic disruption of 2007 and 2008, or any other negative developments affecting our customers generally or specifically, could result in similar effects on our customers or other third parties with which we do business, which in turn could harm our business, results of operations and financial condition.

Hanjin announced on May 4, 2016 that is it pursuing a voluntary restructuring arrangement with its creditors, led by state-owned Korea Development Bank, or KDB. Hanjin charters three of our 10000 TEU vessels, at a daily charter rate of $43,000 per vessel under 10-year charter contracts that expire in 2024, with options to extend. The total contracted future revenue under these three charter contracts is approximately $369.8 million, excluding any extension options. As at June 30, 2016 we have a total of approximately $11.6 million of accounts receivable from Hanjin, all of which is past due. We have not taken any reserve or allowance in our financial statements when valuing these past due receivables.

Hanjin has made a request to us and other owners of containerships that Hanjin charters for a reduction in existing charter rates for a period of three and one half years in exchange for securities in a restructured Hanjin. We rejected this request, and neither Hanjin nor KDB can change the charter rates in our charter contracts without our agreement.

It is uncertain if the Hanjin restructuring arrangement will be successful, and how any such Hanjin restructuring arrangement will affect us (if at all). A failure by Hanjin to make payments under the charter contracts, termination of the charter contracts with Hanjin or an insolvency or bankruptcy of Hanjin could result in a default under our financing arrangements relating to our Hanjin vessels. If that default were not cured within a particular period of time, typically through finding a replacement charterer acceptable to the lenders, the lenders would be able to exercise the available remedies.

Similarly, the shipbuilders with whom we have contracted to construct newbuilding vessels may be affected by future instability of the financial markets and other market conditions or developments, including with respect to the fluctuating price of commodities and currency exchange rates. In addition, the refund guarantors under our shipbuilding contracts (which are banks, financial institutions and other credit agencies that guarantee, under certain circumstances, the repayment of installment payments we make to the shipbuilders), may also be negatively affected by adverse financial market conditions in the same manner as our lenders and, as a result, be unable or unwilling to meet their obligations to us due to their own financial condition. If our shipbuilders or refund guarantors are unable or unwilling to meet their obligations to us, this will harm our fleet expansion and may harm our business, results of operations and financial condition.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

During the three months ended June 30, 2016, we issued to Tiger Ventures Limited and SFSL, which are accredited investors, a total of 75,389 and 37,825 shares, respectively, of our Class A common stock as consulting compensation. These shares were issued pursuant to the Financial Services Agreement, dated as of March 14, 2011, between us and Tiger Ventures Limited, and May 16, 2016, between us and SFSL, respectively. The issuances qualified for an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

Tiger Ventures Limited is indirectly owned by our director, Graham Porter. For additional information about certain relationships and transactions between us and certain security holders, please read “Item 7. Major Shareholders and Related Party Transactions” in our 2015 Annual Report.

During the three months ended June 30, 2016, we issued to a third-party Asian investor in a private placement 5,600,000 shares of our Series F preferred shares at a price of $25.00 per share, for an aggregate purchase price of $140.0 million, excluding issuance costs of $3.6 million. The Series F preferred shares have not been registered under the Securities Act of 1933.

The liquidation preference of the Series F preferred shares is $25.00 per share. The shares carry an initial annual dividend rate of 6.95% per $25.00 of liquidation preference per share. The Series F preferred shares are redeemable, at our option, at any time after the fifth anniversary of the initial issuance date of the Series F preferred shares, at a price equal to the liquidation preference per share plus any accumulated and unpaid dividends to the redemption date. The annual dividend rate of the Series F preferred shares will increase by 1.0% annually after the fifth anniversary date to a maximum of 10.5% by the ninth anniversary date, or in certain circumstances to 10.5% on January 1, 2018. We have the right to redeem the Series F preferred shares at par plus any accumulated and unpaid dividends any time after the dividend increases above 6.95%.

The holders of outstanding Series F preferred shares generally are entitled to vote together with the holders of our Class A common shares, as a single class, on all matters submitted for a vote of holders of our common shares. For purposes of these voting rights, each holder of Series F preferred shares is entitled to one vote for each common share issuable upon conversion of such holder’s Series F preferred shares. The holders of Series F preferred shares also have voting rights relating to, among other things, the future issuance by us of equity securities ranking senior to the Series F preferred shares. The holders of Series F preferred shares may convert, in whole or in part, their Series F preferred shares into a number of Class A common shares determined by dividing (a) an amount equal to $25.00 per Series F preferred share plus all accumulated and unpaid dividends to the conversion date, whether or not declared by (b) the conversion price in effect at the time of the conversion.

The following table sets forth information with respect to repurchases of our common and preferred shares made during the three and six months ended June 30, 2016:

Class A Common Shares

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program(1)	Maximum Dollar Value of Shares that May Yet be Purchased Under the Program
Quarter ended March 31, 2016	564,270	$14.7347	1,508,794	25,642,308
Quarter ended June 30, 2016	—	—	1,508,794	25,642,308

(1)	The total number of shares purchased is based on the settlement date.

Series C Preferred Shares

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program(1)	Maximum Dollar Value of Shares that May Yet be Purchased Under the Program
Quarter ended March 31, 2016	—	—	$303,757	$67,340,465
Quarter ended June 30, 2016	13,321,774	$25.00	—	—

(1)	All of our issued and outstanding Series C Preferred Shares were redeemed by us in three installments on June 7, 2016, June 13, 2016 and June 20, 2016 pursuant to our right to redeem such shares at the redemption price set forth in the statement of designation for our Series C Preferred Shares. We announced our plan to redeem our Series C Preferred Shares by press releases issued on May 23, 2016, May 27, 2016 and June 3, 2016.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Mine Safety Disclosures

Not Applicable.

Item 5 — Other Information

The Company’s 2016 Annual Meeting of Shareholders was held on April 21, 2016. Briefly described below is each matter voted on at the meeting:

(1)	Election of the following individuals, nominated by the board of directors, to serve a one year term until the 2017 annual meeting. There was no solicitation in opposition to the board’s nominees for the directors listed in our definitive proxy statement dated March 11, 2016, and all such nominees were elected.

	Number of Shares Voted
Name	For	Withheld	Broker Non-Votes
Kyle R. Washington	61,741,190	2,828,072	350,511
Gerry Wang	61,735,342	2,833,920	350,511
John C. Hsu	64,145,552	377,835	396,386
Harald H. Ludwig	61,731,497	2,837,765	350,511
David Lyall	61,740,159	2,829,103	350,511
Nicholas Pitts-Tucker	64,138,776	384,611	396,386
Graham Porter	61,735,609	2,833,653	350,511
Peter S. Shaerf	64,307,177	216,210	396,386

(2)	Ratification of the appointment of KPMG LLP, Chartered Accountants as the Company’s independent auditors for the fiscal year ending December 31, 2016. Total common stock voted was 64,676,227 in favor, 126,550 opposed, 68,119 abstained and 48,878 broker non-votes. The appointment of KPMG LLP as the independent auditors for the fiscal year ending December 31, 2016 was ratified.

Item 6 — Exhibits

None.